Exhibit 3.2
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES I REDEEMABLE CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Executive Officer of Spherix Incorporated, a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on December 30, 2013;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Certificate of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of Five Million (5,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series; and

WHEREAS, all currency amounts set forth herein shall be stated in United States Dollars (USD).

NOW, THEREFORE, BE IT RESOLVED:

1.
Designation and Authorized Shares.  The Corporation shall be authorized to issue one hundred and nineteen thousand seven hundred and sixty (119,760) shares of Series I Preferred Stock, par value $0.0001 per share (the “Series I Preferred Stock”).

2.
Stated Value.  Each share of Series I Preferred Stock shall have a stated value of $167.00 per share (the “Stated Value”). The Series I Preferred Stock shall have a mandatory redemption date of December 31, 2015 as to 100% of the Series I Preferred Stock (the “Mandatory Redemption Date”), and partial mandatory redemption dates requiring a minimum of 25% of the total number of shares of Series I Preferred Stock issued hereunder, to have been redeemed (inclusive of any conversions occurring prior to each Mandatory or Partial Redemption Date (as defined below), applying any such conversions to the next to occur Partial Redemption Date or Dates), on or prior to June 30, 2014, December 31, 2014, June 30, 2015, and December 31, 2015, respectively, by the Corporation  (each a “Partial Redemption Date” and collectively the “Redemption Dates”).

3.	Liquidation.

3.1 Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series I Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value plus accrued and unpaid Interest.  All preferential amounts to be paid to the holders of Series I Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of any other class or series of capital stock of the Corporation.  If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series I Preferred Stock the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

3.2 Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.
Voting.  Except as otherwise expressly required by law, each holder of Series I Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series I Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock (as defined below) such shares of Series I Preferred Stock are convertible into at such time, but not in excess of the conversion limitations set forth in Section 5 herein.  Except as otherwise required by law, the holders of shares of Series I Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.  Notwithstanding anything herein to the contrary, until Stockholder Approval (as defined below) is obtained, the number of votes attached to the  Series I Preferred Stock shall not exceed that amount as is permitted without Stockholder Approval under the Listing Rules of The NASDAQ Stock Market in order to comply therewith.

5.	Conversion.

5.1 Conversion Right. Each holder of Series I Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series I Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to twenty (20) shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) for each one (1) share of Series I Preferred Stock surrendered.

5.2 Conversion Procedure.  In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series I Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series I Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within three (3) business days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”).  In case of conversion under this Section 5 of only a part of the shares of Series I Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver to the holder or its designee a new certificate for the number of shares of Series I Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series I Preferred Stock so converted.  Until such time as the certificate or certificates representing shares of Series I Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series I Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series I Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series I Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series I Preferred Stock.

(c)           Maximum Conversion.

(i)
Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time when the Series I Preferred Stock shall be convertible into shares of Common Stock hereunder (being any time after Stockholder Approval is obtained), may all or a portion of shares of Series I Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock or other voting stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”), provided, however, that at any time by not less than sixty-one (61) days prior written request of the holder, (i) the 4.99% Beneficial Ownership Limitation may be increased to 9.99% or all of the common stock outstanding at such time (the “9.99% Beneficial Ownership Limitation”) and (ii) the 4.99% Beneficial Ownership Limitation or 9.99% Beneficial Ownership Limitation, as applicable may be increased to 19.99% of  all of the Common Stock outstanding at such time(thereafter, the “19.99% Beneficial Ownership Limitation”).

(ii)
By written notice to the Corporation, a holder of Series I Preferred Stock may from time to time decrease the 4.99%, 9.99% or 19.99% Beneficial Ownership Limitation, applicable at such time, to any other percentage specified in such notice.

(iii)
For purposes of this Section 5, in determining the number of outstanding shares of Common Stock, a holder of Series I Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-K, Form 10-Q,  Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding.  For any reason at any time, upon the written or oral request of a holder of Series I Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series I Preferred Stock, held by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within sixty (60) days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(d) Buy-In.  If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series I Preferred Stock, as set forth in the Conversion Notice, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount.  The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares.  By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.

(e) Principal Market Regulation.  Notwithstanding anything herein to the contrary, the Corporation shall not issue any shares of Common Stock upon conversion of the Series I Preferred Stock pursuant to this Section 5 and the shares of Series I Preferred Stock shall not possess any voting rights pursuant to Section 4 of this Certificate of Designation of Preferences, Rights and Limitations, or otherwise, until the Corporation obtains Stockholder Approval

6.	Other Provisions.

6.1 Reservation of Common Stock.  The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series I Preferred Stock from time to time outstanding.

6.2 Record Holders.  The Corporation and its transfer agent, if any, for the Series I Preferred Stock may deem and treat the record holder of any shares of Series I Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

7.
Restriction and Limitations.  Except as expressly provided herein or as required by law so long as any shares of Series I Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series I Preferred Stock, take any action to modify the terms of the shares of Series I Preferred stock or take any other action, including the creation of a new class or series of stock in the Corporation or the modification of the terms of any existing series or class of stock in the Corporation, which would, in the reasonable opinion of the Holder, adversely affect any of the preferences, limitations or relative rights of the Series I Preferred Stock.

8.	Mandatory Redemption at Mandatory Redemption Dates; Additional Covenants.

8.1 Mandatory Redemption at Maturity.  If any share of Series I Preferred Stock remain outstanding on a Partial Redemption Date, then on the Partial Redemption Date, the Corporation shall redeem at least the lesser of: (A) such number of shares of Series I Preferred Stock as have a Stated Value of $5,000,000; or (B) such number of shares of Series I Preferred Stock as shall, together with all voluntary and mandatory redemptions occurring prior to the applicable Partial Redemption Date, have a Stated Value of $5,000,000 (excluding for greater certainty prior Redemption Payments made on prior Partial Redemption Dates, and provided that there are no amounts outstanding on account of prior Redemption Payments; or (C) the remaining shares of Series I Preferred Stock issued and outstanding if less than $5,000,000 Stated Value (in each case, the “Redemption Payment”), for an amount in cash equal to their Stated Value plus all accrued and unpaid dividends, distributions and Interest thereon, unless the holder of the Series I Preferred Stock, in its sole discretion, elects to waive such Redemption Payment or convert such shares (or any portion thereof) to Common Stock at the Series I Conversion Price as of the Mandatory Redemption Date.  Upon the election by holder to waive any Redemption Payment and upon the election to convert such shares in accordance with the provisions for conversion to Common Stock contained herein, such waiver or election shall be irrevocable and shall terminate any and all Redemption Payment obligation of the Corporation with respect to the shares of Series I Preferred Stock as to which such waiver or conversion election shall have been made by holder.  Any such waiver or conversion shall be in writing and shall be applicable for all purposes under this Certificate of Designation without further action.

8.2 Interest on Unpaid Redemption Amounts.  If the Corporation on any Partial Redemption Date fails to effect a required Mandatory Redemption, then the Corporation shall pay and each holder of Series I Preferred Stock shall be entitled to receive, with respect to each share of Series I Preferred Stock then held by such holder on such dates , interest at a rate of fifteen (15%) percent per annum (“Interest”) on the Stated Value of all then outstanding shares of Series I Preferred Stock calculated for such purpose from January 1, 2014.  For greater certainty, the foregoing Interest shall be in addition to such other available remedies as the holder may have against the Corporation for failure to effect a Mandatory Redemption when due..

8.3 Payment Procedures.  Redemption Payments and Interest shall be payable to holders of record, of Series I Preferred Stock as they appear on the stock books of the Corporation on such Redemption Dates or Interest payment dates.

8.4 Security.  This Series I Preferred Stock, the right to receive Redemption Payments and the amount of Interest payments thereon are secured interests in the Corporation by the initial holder of the Series I Preferred Stock, and shall be secured to the extent and in the manner set forth in the Security Agreement of the Parties, as to which holder shall have the right to file and maintain a security interest and file a Form UCC-1 in all appropriate jurisdictions as permitted by applicable law, until the Series I Preferred Stock shall have been redeemed in full, or otherwise fully converted, sold or otherwise discharged.

8.5 Additional Covenants. Until all of the Series I Preferred Stock has been converted or redeemed, by holder or otherwise satisfied in accordance with its terms:

(i) Certain Covenants. The Corporation shall comply with the covenants set out in Exhibit 1 hereto.

(ii) Notice of a Fundamental Transaction; Redemption Right. No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Fundamental Transaction (as defined below), but not prior to the public announcement of such Fundamental Transaction, the Corporation shall deliver written notice thereof via email and facsimile to the holders of the Series I Preferred Stock, such notice specifying the terms of the Fundamental Transaction and the amount of net proceeds to the Corporation from same. At the closing of each Fundamental Transaction, but in any event not more than two (2) Trading Days after closing of each Fundamental Transaction, the Corporation shall (unless the holders shall prior to such closing date converts all of the Series I Preferred Stock to Common Stock or waive the Corporation’s redemption obligations and future redemption obligations with respect to some or all of the net proceeds of the Fundamental Transaction) redeem such portion of the Series I Preferred Stock as is outstanding on the closing date of the Fundamental Transaction equal to the sum of: (i) zero (0%) percent of the net proceeds of the Fundamental Transaction, after deduction of the amount of net proceeds to the Corporation, required to leave the Corporation with (together with its Cash on Hand (as defined below) immediately prior to the completion of the Fundamental Transaction) with Cash on Hand of Five Million Dollars ($5,000,000); plus (ii)  fifty (50%) percent of the next Five Million Dollars ($5,000,000) of net proceeds of the Fundamental Transaction plus (iii) 100% of the net proceeds of the Fundamental Transaction thereafter.(i.e., in excess of that amount that would provide $7,500,000in Cash on Hand to the Corporation (when taken together with its Cash on Hand immediately prior to the completion of the Fundamental Transaction).  For illustrative purposes only, if at the time of the occurrence of any Fundamental Transaction that results in net proceeds of $10,000,000, the Corporation has Cash on Hand of $3,000,000 , then the Corporation shall receive the first $2,000,000 (100%) from the proceeds of the Fundamental Transaction to bring its Cash on Hand to $5,000,000, then the Corporation and the holders shall each receive $2,500,000 (50%) from the next $5,000,000 of the Fundamental Transaction proceeds, then the holder shall receive the remaining $3,000,000 (100%) of the net proceeds. Such Fundamental Transaction payments shall be applied to and reduce the amount(s) of the next to occur Partial Redemption Payment obligations of the Corporation which shall become due, and shall thereafter be applicable until all such Partial Redemption Payment obligations are paid or otherwise satisfied in full, and thereafter shall cease. In the event of a redemption of less than all of the Series I Preferred Stock, the Corporation shall promptly cause to be issued and delivered to the holder a new certificate for Series I Preferred Stock representing the remaining balance which has not been redeemed or converted. For purposes hereof “Fundamental Transaction” means directly or indirectly, in one or more related transactions: (i) the Corporation or any of Subsidiary realizes net proceeds from any financing, recovery, sale, license fee or other revenue received by the Corporation (including on account of any intellectual property rights held by the Corporation and not just in respect of the Patents) during any fiscal quarter in an amount which would cause the cash or cash equivalents of the Corporation to exceed Five Million Dollars ($5,000,000), (ii) the Corporation consolidates or merges with or into (whether or not the Corporation or any of its Subsidiaries is the surviving corporation) any other Person, or (iii) the Corporation or any of its Subsidiaries sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its respective properties or assets to any other Person, provided that, in the event of a Fundamental Transaction under clause (ii) or (iii), neither such Fundamental Transaction will proceed without the consent of the holders holding a majority of the shares of Series I Preferred Stock unless (A) all shares of Series I Preferred Stock held by the holders are redeemed with Interest upon closing of such Fundamental Transaction, and (B) all shares of Common Stock of the Corporation then held by the holders are redeemed or otherwise purchased for cash or freely tradable securities of a publicly traded company at a price at or above the then-current market value of such Common Stock.

9.	Certain Adjustments.

9.1 Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series I Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series I Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series I Preferred Stock shall receive such consideration as if such number of shares of Series I Preferred had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

10.	Certain Defined Terms.

10.1 “Cash on Hand” means (1) currency on hand (2) demand deposits with banks or financial institutions (3) other kinds of accounts that have the general characteristics of demand deposits (4) short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments maturing within three months from the date of acquisition qualify.

10.2 “Certificate of Designation” means this Certificate of Designation of Preferences, Rights and Limitations of Series I Convertible Preferred Stock;

10.3  “Patent Purchase Agreement” means that certain patent purchase agreement by and among the Corporation, a wholly-owned Subsidiary of the Corporation and Rockstar Consortium (US) L.P.,, as may be amended from time in accordance with the terms thereof.

10.4  “Stockholder Approval” means, for the purposes of this Certificate of Designations and any other Transaction Documents, the affirmative approval of the stockholders of the Corporation approving the transactions contemplated under the Transaction Documents and the issuance of the shares of Common Stock issuable upon conversion of the Corporation’s Series H Convertible Preferred Stock and Series I Convertible Preferred Stock, in accordance with Rule 5635 of The NASDAQ Stock Market LLC applicable to such issuance, including the acquisition and change of control rules thereunder, in accordance with the Delaware Business Corporation Act.

10.5 “Transaction Documents” means the Patent Purchase Agreement, this Certificate of Designations, the Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Preferred Stock and each of the other agreements and instruments entered into or delivered by the Corporation or  the holder in connection with the transactions contemplated by the Patent Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.

Exhibit 1 – CERTAIN COVENANTS OF THE CORPORATION

1.           In this Exhibit:

(a)           “Indebtedness” means the following:

(i) all indebtedness for borrowed money;

(ii) the deferred purchase price of assets or services (other than trade payables and other liabilities to employees and officers arising in the ordinary course of business and not related to any financing) which in accordance with GAAP would be shown to be a liability (or on the liability side of a balance sheet);

(iii) all guarantees of Indebtedness;

(iv) the maximum amount of all letters of credit issued or acceptance facilities established for the account of the Corporation and any of its Subsidiaries, including without duplication, all drafts drawn thereunder (other than letters of credit or acceptance facilities supporting other indebtedness of the Corporation and any of its Subsidiaries which are otherwise permitted hereunder);

(v) all capitalized lease obligations; and

(vi) all indebtedness of another Person secured by any Lien on any property of the Corporation or its Subsidiaries, whether or not such indebtedness has been assumed or is recourse (with the amount thereof, in the case of any such indebtedness that has not been assumed by the Corporation or its Subsidiaries, being measured as the lower of (x) the fair market value of such property and (y) the amount of the indebtedness secured).

(b)           “Lien” means any lien, pledge, preferential arrangement, mortgage, security interest, deed of trust, charge, assignment, hypothecation, title retention, privilege or other encumbrance on or with respect to property or interest in property having the practical effect of constituting a security interest, in each case with respect to the payment of any obligation with or from the proceeds of, any asset or revenue of any kind.

(c)           “Material Adverse Effect” means a material adverse effect on (a) the business, operations, condition (financial or otherwise) or assets of the Corporation or its Subsidiaries, taken as a whole, (b) the ability of the Corporation to timely perform its obligations to the holder or (c) the rights and remedies of the holder under the Security Agreement.

(d)           “Permitted Indebtedness” means the following Indebtedness:

    (i)  The redemption and Interest obligations under the terms of the Series I Preferred Stock;

    (ii)  Indebtedness evidenced by capital leases or secured by purchase money Liens; provided that such purchase money Indebtedness when incurred by a Person shall not exceed the purchase price of the asset(s) financed, or in the case of capital leases, the amount of Indebtedness evidenced thereby, and shall not exceed, at the time they were entered into, the lesser of cost or fair market value of the property so leased;

    (iii)  Indebtedness in respect of netting services, overdraft protections and other similar and customary services in connection with deposit accounts;

    (iv)  Indebtedness owed by the Corporation or any Subsidiary to the Corporation or any such Subsidiary;

    (v)  Performance bonds, surety bonds, bank guaranties and similar instruments incurred in the ordinary course of business;

    (vi)  Guarantees with respect to any Indebtedness that is Permitted Indebtedness;

    (vii)  Any refinancing, renewals, extensions, increases or replacements of Permitted Indebtedness above at a market rate of interest so long as no such Permitted Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing (plus the amount of any customary charges); and

    (viii)  All Indebtedness incurred where the net proceeds thereof are applied at closing, to satisfy  Redemption Payment Obligations (including any applicable Interest) under the terms of the Series I Preferred Stock).

(e)           “Permitted Liens” means:

    (i) Liens in favor of the holder;

    (ii) Statutory Liens created by operation of applicable law;

    (iii) Liens arising in the ordinary course of business and securing obligations that are not overdue or are being contested in good faith by appropriate proceedings;

    (iv) Liens for taxes, assessments or governmental charges or levies not overdue and payable or that are being contested in good faith by appropriate proceedings;

    (v) Liens arising from judgments, decrees or attachments for sums not exceeding $250,000 in circumstances not constituting an Event of Default under the Security Agreement;

    (vi) Liens in favor of financial institutions arising in connection with accounts maintained in the ordinary course of the Corporation’s and its Subsidiaries’ business held at such institutions to secure standard fees for services charged by, but not financing made available by, such institutions;

    (vii) Pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; and

    (viii) Licenses of intellectual property granted by the Corporation or any of its Subsidiaries in the ordinary course of business, provided that such licenses do not impair the exercise by holder of its security in the Patents (so long as the holder agrees to uphold the relevant license terms).

(f)           “Subsidiary or Subsidiaries” means, as to the Corporation, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Corporation.

2.           Affirmative Covenants.    For so long as any shares of Series I Preferred Stock remain outstanding, unless the holder shall otherwise agree in its sole discretion:

(i)	Each of the Corporation and its Subsidiaries shall maintain its existence and qualify and remain qualified to do its business as currently conducted.

(ii)
Each of the Corporation and its Subsidiaries shall comply in all material respects with all applicable laws, except where the necessity of compliance therewith is contested in good faith by appropriate proceedings or where the failure to comply would not have a Material Adverse Effect.

(iii)
The Corporation shall obtain and its Subsidiaries shall make and keep in full force and effect all governmental authorizations and permits required to conduct their businesses except where the failure to do so would not have a Material Adverse Effect.

(iv)
The Corporation shall promptly notify the Lenders of the occurrence of (i) any “Default” or “Event of Default” (as defined under the Security Agreement), (ii) any claims, litigation, arbitration, mediation or administrative or regulatory proceedings (individually, a “Claim”) that are instituted or threatened in writing against any of the Corporation or its Subsidiaries other than a Claim that demands less than $250,000; provided that, while any of the Corporation or any of its Subsidiaries has outstanding any class of publicly traded securities, such notice shall be given concurrently with public disclosure of any such event, (iii) an event that has had, or reasonably could be expected to have, a Material Adverse Effect on the value of any of the Patents forming the collateral under the Security Agreement and (v) each event which, at the giving of notice, lapse of time, determination of materiality or fulfillment of any other applicable condition (or any combination of the foregoing), would constitute an event of default (however described) under the Security Agreement.

(v)
(i) If the Corporation is at any time not required to file reports pursuant to Sections 13 or 15(d) of the Exchange Act, the Corporation will provide holder with quarterly financial statements for itself and its Subsidiaries within 45 days after the end of each quarter, and audited annual financial statements within 120 days after the end of each year prepared in accordance with GAAP in the United States with a report thereon by the Corporation’s independent certified public accountants (an “Accountant’s Report”); (ii) the Corporation will timely file with the SEC (subject to appropriate extensions made under Rule 12b-25 under the Exchange Act) any annual reports, quarterly reports and other periodic reports required to be filed pursuant to Section 13 or 15(d) of the Exchange Act; and (iii) the Corporation will provide to the holder copies of all documents, reports, financial data and other information not available on the SEC EDGAR system or the SEDAR system and not containing any material non-public information that the holder may reasonably request including amendments to organizational documents of the Corporation and its subsidiaries promptly after their effectiveness, and cause the holder to be permitted to visit and inspect any of the properties of the Corporation and its Subsidiaries, and to discuss its affairs, finances with its officers during regular business hours and upon reasonable notice.

(vi)
Until the later of such date as the holder has sold all of its shares of Series I Preferred Stock (or shares convertible into shares of Common Stock), the Corporation shall timely file or furnish with or to the SEC all Corporation SEC documents as are specified in the Exchange Act and the Corporation shall not terminate its status as an issuer required to file or furnish reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.  Each SEC document to be filed or furnished by the Corporation, when filed or furnished with the SEC, will comply with all applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Corporation to be included in each SEC document to be filed or furnished by the Corporation will comply as to form, as of the date of its filing with the SEC, with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, will be prepared in accordance with US GAAP (except, in the case of unaudited statements, as permitted by the SEC) and will fairly present in all material respects the consolidated financial position of the Corporation as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments, which will not be material, consistent with past practices and consistently applied.

3.           Negative Covenants.  For so long as any shares of Series I Preferred Stock remain outstanding, unless the holder shall otherwise agree in its sole discretion:

(i)
The Corporation shall not and shall not permit any of its Subsidiaries to (a) liquidate or dissolve (unless, prior to such liquidation or dissolution, such Subsidiary ceases to own any operating assets or conduct business), or (b) enter into any merger, amalgamation, consolidation or reorganization, unless the Corporation or a Subsidiary is the surviving or resultant corporation following such merger, amalgamation, consolidation or reorganization and provided that a Subsidiary may merge into, or amalgamate or consolidate with, the Corporation or any other Subsidiary without the consent of the holder.  The Corporation shall not establish any Subsidiary unless such Subsidiary executes and delivers to the holder a guaranty of the obligations to the holder under the terms of the Series I Preferred Stock.

(ii)
The Corporation shall not, and shall not permit any Subsidiary to, (a)  distribute, or permit the distribution of, any of its assets, including its intangibles, to any shareholder of the Corporation or any Subsidiary or to any Affiliate of the Corporation or a Subsidiary; including by way of loans or advances or purchase or redemption of equity interests in a Person.

(iii)	The Corporation shall not, and shall not permit any Subsidiary to create, incur or suffer any Lien upon any of its assets, other than Permitted Liens.

(iv)	The Corporation shall not, and shall not permit any Subsidiary to, create, incur, assume, guarantee or remain liable with respect to any Indebtedness, other than Permitted Indebtedness.

(v)
The Corporation shall not, and shall not permit any Subsidiary to, directly or indirectly, enter into any transaction with any of its Affiliates, except in the ordinary course of business and upon terms that are no less favorable than would be obtained in a comparable arm’s length transaction with a Person not an Affiliate.

(vi)
The Corporation shall not declare or pay any cash dividend or other cash distribution on its shares (other than redemptions and other payments on this Series I Preferred Stock in accordance with its terms) without the prior written consent from the holder.

(vii)
The Corporation shall not, and shall not permit any Subsidiary to, acquire any assets, directly or indirectly, in one or more related transactions, for a consideration, inclusive of assumed Indebtedness, in cash greater than $250,000 in any calendar year, consent to any such proposed transaction not to be unreasonably withheld or delayed by the holder.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 31st day of December 2013.

By: Anthony Hayes Name: Anthony Hayes Title: Chief Executive Officer